Legal Proceedings

The Fund was named as a nominal defendant in a shareholder derivative action filed in the United States

District Court for the District of Colorado. The shareholder derivative action was originally brought against the Fund’s Board of Directors but was later amended to include certain current and former Fund officers, the Fund’s investment advisors (BIA and SIA), administrator (FAS), investment advisor portfolio manager (Stewart R. Horejsi), and a Fund shareholder (The Ernest Horejsi Trust No. 1B). The complaint alleged, among other things, claims for breach of fiduciary duties and unjust enrichment in connection with the Fund's 2008 rights' offering and the Board's decision to suspend the Fund's level rate distribution policy in November 2008.

On December 28, 2011, all parties joined an unopposed motion to stay proceedings pending mediation.

The mediation between all parties took place on January 20, 2012. At the mediation, the parties reached a settlement in principle to resolve the mediation, subject to court approval. On March 26, 2012, the parties entered into a Stipulation and Agreement of Settlement reflecting the settlement terms. On April

20, 2012, the court granted preliminary approval of the settlement, and on July 31, 2012, the court granted final approval of the settlement. The court entered final judgment and dismissed the case in its entirety on August 22, 2012.  The Settlement Agreement required that the Fund be paid $4M: $3M from ICI Mutual Insurance Co. and $1M from BIA, an affiliate of the Fund.   The Fund incurred $2,789,372 in the current fiscal year in litigation expense relating to the shareholder derivative action.